UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

RT TECHNOLOGIES, INC.

Nevada

(State or other jurisdiction of incorporation or organization)

000-53009 (Commission File Number)	57-1021913 (IRS Employer Identification Number)

9160 South 300 West, Suite 101, Sandy, UT 84070

(Address of principal executive offices)

(801) 641-8766

(Issuer's telephone number)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

RT TECHNOLOGIES, INC.

9160 South 300 West, Suite 101

Sandy

Utah 84070

1

INFORMATION STATEMENT

General

RT Technologies, Inc. (the “Company”, “Registrant” or “RTTE”) is mailing this information statement on or about May 1, 2012, to the holders of record of shares of its stock as of the close of business on April 20, 2012 pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 there under.

The Company is providing you with this information statement for informational purposes only. Neither the Company nor the board of directors of the Company (the “Board of Directors”) is soliciting proxies in connection with the items described in this Information Statement.

The Company urges you to read this information statement carefully, but you are not required to take any action in connection with this information statement.

You are receiving this Information Statement in connection with a vote that occurred on April 21, 2012 whereby the majority shareholder of the Company, Ms. Angela Ross approved the immediate resignation of all Officers of the Registrant, effective immediately, and the resignation of all Directors of the Registrant effective on the tenth day following our mailing of the Information Statement to our stockholders, which will be mailed on or about May 23, 2012. The resignation of all of the Officers and Directors of the Registrant was in connection with the Plan of Exchange approved by the Board of Directors on April 17, 2012.

As a result of the share exchange between the Company and China Agriculture Media Group Co., Ltd. (“CAMG”), the CAMG shareholders have acquired majority control of the Company and have appointed its candidates to the Board of Directors at closing.

Pursuant to the written consent of the Board of Directors in lieu of meeting prepared on April 21, 2012, the board of directors of the Company accepted the resignation of Ms. Angela Ross, President and Director of RT Technologies, Inc. The board appointed Mr. Chen Li Jun as Chairman, Mr. Weiheng Cai as President and Director and Mr. Wang Yi Chuan as Chief Executive Officer and Director. Mr. Peng Guo Jiang, Mr. Zhang Zi Jin and Ms. Fong Fung Yi, Precia were also appointed as Directors of the Company. The Director appointments are effective within ten days of mailing of the Schedule 14F-1 Information Statement.

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Background

The POE was executed on August 17, 2012 by and among RTTE, CAMG and the CAMG Shareholders. According to the Agreement, the capital of RTTE consists of 90,000,000 authorized shares of Common Stock, par value $.001, of which 3,392,147 were issued and outstanding at the time of signing. The capital of CAMG consists of 10,000 authorized Ordinary Shares, par value HK$1.00, of which 10,000 shares are currently issued and outstanding.

Under the terms of the POE, RTTE shall acquire one hundred percent (100%) of the issued and outstanding share capital of CAMG from the CAMG Shareholders in exchange for a new issuance 22,500,000 shares of common stock of RTTE and 1,000,000 shares of RTTE super-voting Preferred Stock to the CAMG shareholders, issued in the name of the CAMG shareholders and held in the escrow account of the escrow agent until closing. CAMG is currently 100% owned by Mr. Ka Siu Ping who holds his interest pursuant to a Chinese Entrustment Agreement on behalf of Mr. Cai Wei Heng, Mr. Wang Yichuan, Mr. Zhang Zi Jin, Mr. Peng Guo Jiang, Mr. Chen Li Jun, and Ms. Fong Fung Yi.

The POE states that CAMG and RTTE shall have secured shareholder approval for this transaction, if required, in accordance with the laws of its place of incorporation and its constituent documents and the board of directors of each of CAMG and RTTE shall have approved the transaction and the Agreement, in accordance with the laws of its place of incorporation and its constituent documents. Each party shall have furnished to the other party all corporate and financial information which is customary and reasonable, to conduct its respective due diligence, normal for this kind of transaction. If either party determines that there is a reason not to complete the POE as a result of their due diligence examination, then they must give written notice to the other party prior to the expiration of the due diligence examination period. Subsequent to closing of the POE, RTTE shall beneficially own 100% of the issued and outstanding shares of CAMG. Immediately upon the Closing date (as defined in the POE), RTTE shall issue to the CAMG shareholders 22,500,000 new investment shares of RTTE Common Stock and 1,000,000 shares of RTTE super-voting Preferred Stock to the CAMG Shareholders, issued in the name of the CAMG Shareholders and held in the escrow account of the escrow agent in exchange for 100% of the capital stock of CAMG, which will give the CAMG Shareholders a ‘controlling interest’ in RTTE representing 98% of the voting shares of RTTE and 90% of the issued and outstanding shares of Common Stock, after closing. RTTE shall issue 1,607,853 shares of Common Stock to the RTTE management and an advisor. Angela Ross shall return 2,500,000 shares of Common stock to the RTTE treasury for immediate cancelation. CAMG and RTTE shall reorganize, such that RTTE shall acquire 100% the capital stock of CAMG, and CAMG shall become a wholly-owned subsidiary of RTTE.

Pursuant to the written consent of the Board of Directors in lieu of meeting prepared on April 21, 2012, the board of directors of the Company accepted the resignation of Ms. Angela Ross, President and Director of RT Technologies, Inc. The board appointed Mr. Chen Li Jun as Chairman, Mr. Weiheng Cai as President and Director and Mr. Wang Yi Chuan as Chief Executive Officer and Director. Mr. Peng Guo Jiang, Mr. Zhang Zi Jin and Ms. Fong Fung Yi, Precia were also appointed as Directors of the Company. The Director appointments are effective within ten days of mailing of the Schedule 14F-1 Information Statement.

3

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of Company in connection with the election or appointment of Mr. Chen Li Jun, Mr. Weiheng Cai, Mr. Wang Yi Chuan, Mr. Peng Guo Jiang, Mr. Zhang Zi Jin and Ms. Fong Fung Yi, Precia to the Board. However, Section 14(f) of the Securities Act of 1934, as amended ("Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY:

On April 21, 2012 there were 25,000,000 issued and outstanding shares of par value $.001 Common Stock and 1,000,000 shares of super-voting Preferred Stock par value $001.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders and each share of Preferred Stock entitles the holder thereof to one-hundred votes on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of April 21, 2012 concerning shares of common and preferred stock of the Company, held by (1) each shareholder known by the Registrant to own beneficially more than five percent of the common stock, (2) each director of the Registrant, (3) each executive officer of the Registrant, and (4) all directors and executive officers of the Registrant as a group. The percentage of shares beneficially owned is based on their having been 25,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock outstanding as of April 21, 2012.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Common and Preferred Stock (2)
Precursor Management, Inc.(3) P.O.BOX 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	3,375,000 Common 150,000 Preferred 18,375,000 Votes	14.70%
Wang Yichuan Room601,Building #4, Capital Stadium South Road20, Haidian District, Beijing, P. R. China Chief Executive Officer and Director	4,500,000 Common 200,000 Preferred 24,500,000 Votes	19.60%
Ka Siuping Unit 2004-2005, Kwan Chart Tower,6 Tonnochy Road, Wanchai, Hong Kong	4,725,000 Common 210,000 Preferred 25,725,000 Votes	20.58%
Peng Guojiang House Unit 3,Room 502,Building #2, Cunnan Street#2, Qiaodong District, Shijiazhuang City, Hebei Province P. R. China Director	8,550,000 Common 380,000 Preferred 46,550,000 Votes	37.24%
Fong, Fung Yi Precia House 23, JC Castle, 18 Shan Tong Road, Tai Po, N.T. Director	225,000 Common 10,000 Preferred 1,225,000 Votes	0.98%
Cai Wei Heng 14/F, 106Huangpu Ave W, Tianhe Guangzhou, P.R. China Director and President	-	-
Betty Tsang 14/F, 106Huangpu Ave W, Tianhe Guangzhou, P.R. China Chief Financial Officer	-	-
Chen Li Jun Pingan Nan Big Street#10, Shijiazhuang City, Hebei Province, P.R.China Chairman	-	-
Zhang Zi Jin Room#3B08, 3/F Dianwu zhonghe Building, ZhanYizhi Street,Tianshou Road, Guangzhou,P.R. China Director	-	-
Directors and Officers as a Group	90,650,000	72.52%

All directors and executive officers as a group (person)

(1)	Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.

(2)   Based on 125,000,000 votes of Common and Preferred Stock outstanding.

(3)  Weiheng Cai is the President of Precursor Management, Inc.

4

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Nominees

Chen Li Jun – Chairman

Mr. Chen, has more than 22 years of experience in the Chinese agricultural market. Since 1998, he has held the position of President and General Manager of Hebei Agricultural Means of Production Co. Ltd., one of the top 500 state owned companies in the Chinese services industry. He has earned various awards of entrepreneurship in Hebei province, including a National China Co-Op System Working Model award. Through his leadership Hebei Agricultural Means of Production Co. Ltd. has become part of the China Co-Op System Pioneer Group, has been accredited as a Hebei Province Upstanding Enterprise, a Hebei Province Top 100 company, and a Hebei Province Civilized Unit.

Peng Guo Jiang - Director

Mr. Peng has more than 24 years of experience in Chinese agricultural market. He has worked as the assistant general manager for Hebei Agricultural Means of Production Co. Ltd. until 2006. He is currently the Vice General Manager of Hebei Agricultural Means of Production Co. Ltd., a National Civilized Industry Pioneer Company. He helped expand the company network to 19 offices, 12 logistic centers and 120 distribution centers which cover more than 16,000 retail locations in Hebei province. Mr. Peng’s leadership was also vital to the successful completion of the “Thousand villages marketing project” organized by Ministry of Commerce of the People’s Republic of China.

Cai Wei Heng - President

Mr. Cai is the president of Precursor Management, Inc. (“PMI”). PMI is a financial consulting firm providing financial and business consulting for growing companies in the US, China and Canada. The investment portfolio currently managed by PMI focuses on agriculture and industrial, mining, real estate and emerging green energy industries. Mr. Cai graduated from North Carolina State University, in 1994 and took a position as senior manager responsible for systems applications at the Hong Kong Karrie Group in 1996. In 1997, he established Cyberlink Technology Co., Ltd. (CTC) in Guangzhou, China and developed CTC into a leading broadband service provider in China until 2000 when 85% of the company’s shares were sold to Bear Stearn Companies Inc.

Wang Yi Chuan - Director and CEO

Mr. Wang was a member of the PRC military from 1978 to 1993 where he developed significant leadership skills and logistics experience. In 1996 he successfully founded a conference tourism and inspection company called Tianpeng Holiday B&T Development Co., Ltd., in Beijing, PRC. Mr. Wang has more than 15 years’ experience travelling to various countries for governmental purposes and meeting with government officials. He has a developed business acumen and a proven track record of entrepreneurship and success.

Zhang Zi Jin - Director

Mr. Zhang has been engaged in the export and import of shoes since 1986. He worked as a sales assistant to the general manager of a shoe manufacturer from 1986 to 1993. He currently owns his shoe factory in China and is the president the company. He has in depth understanding and experience in the manufacturing, export and import industries. As a director of CAMG, he can provide valuable insight into aspects of manufacturing industry for the board.

Fong Fung Yi - Director

Ms. Fong began her career in 1980 as one of the founders of a jewelry manufacturing company in Hong Kong where she was engaged as an officer and director of the company, responsible for sales, administration and human resources for more than 1,000 workers. As a director of CAMG she will provide strategic planning guidance and assist with the development of our corporate growth.

5

Audit Committee

We do not have an audit committee.

Audit Committee Financial Expert

We do not have an “audit committee financial expert” as defined by Item 401(h) in Regulation S-K as promulgated by the Securities and Exchange Commission.

Compensation Committee

We do not have a compensation committee.

Nominating Committee

We do not have a nominating committee.

Code of Ethics

We do not have a code of ethics but we plan to adopt one in the near future.

Board Leadership Structure and Role in Risk Oversight

Our board of directors has overall responsibility for risk oversight. The board’s role in the risk oversight of the Company includes, among other things:

appointing, retaining and overseeing the work of the independent auditors, including resolving disagreements between the management and the independent auditors relating to financial reporting;

approving all auditing and non-auditing services permitted to be performed by the independent auditors;

reviewing annually the independence and quality control procedures of the independent auditors;

reviewing and approving all proposed related party transactions;

discussing the annual audited financial statements with the management;

meeting separately with the independent auditors to discuss critical accounting policies, management letters, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management.

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Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires the Company’s officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file certain reports regarding ownership of, and transactions in, the Company’s securities with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

Based solely on its review of such reports furnished to the Company, the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year.

Certain Relationships and Related Transactions

Except for the ownership of our securities, and except as set forth below, none of the directors, executive officers, holders of more than five percent of the Company’s outstanding common stock, or any member of the immediate family of any such person have, to the knowledge of the Company, had a material interest, direct or indirect, in any transaction or proposed transaction which may materially affect the Company.

Advertising Revenue

Based on the JV Agreement with Hebei AMP, CAMG is authorized as a sole agent to operate its advertising business in the Network. Pursuant to the JV Agreement, CAMG will sell and Hebei AMP must buy a total of 15,768,000 seconds per year for the LCD advertising business (the “Seconds”). Under the terms of the JV Agreement, Hebei AMP is required to purchase all of the Seconds at a rate of RMB 2.54 (approximately $.40) per second for the entire year on a monthly basis. As the Seconds are purchased each month, CAMG simultaneously and automatically receives an option to repurchase the Seconds at the same rate of RMB2.54. If CAMG can resell the Seconds for a higher price at any time during the month, we are able to exercise our option and repurchase the Seconds, but if the Seconds are not resold by CAMG, then CAMG keeps the proceeds from the sale of the minutes to Hebei AMP. According to the JV Agreement CAMG will receive this income after the completion of installation of the first batch of 3,000 LCD displays within the Network.

It should be noted that Hebei AMP is our joint venture and strategic partner and many of our Officers and Directors also work for Hebei AMP. Hebei AMP was a 40% shareholder of CAM Hebei until April 21, 2012, when CAM HK Hebei AMP agreed to increase the registered capital of CAM Hebei such that CAM HK will own approximately 98% of CAM Hebei. The board of both companies has resolved to complete the increase in registered capital as soon as registration in the PRC can be completed which the Company expects will be complete in the next several months..

Common Stock Acquisition

In 2011, Ms. Ross acquired 2,500,000 shares of Common Stock from the Company for $5,000 and for past, present and future services rendered to the Company. As a result of this issuance of shares, the Company recorded compensation expense to Ms. Ross of $620,000 reflecting the difference between the purchase price and the last purchase price for shares of common stock on the OTCBB, without consideration of possible contingencies with respect to vesting or ownership of the shares.

Independence of Management

Except as set forth above, there were no material transactions, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than 5% of any class of the Company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

Transactions with Promoters

There have been no transactions between the Company and promoters during the last fiscal year.

Except as disclosed above, no executive officer, director or any member of these individuals’ immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company’s last fiscal year.

Board Committees

The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

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EXECUTIVE COMPENSATION

The following tables set forth certain summary information concerning the compensation paid or accrued for each of the Company's last three completed fiscal years to the Company's or its principal subsidiaries' chief executive officer and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 2011, the end of the Company's last completed fiscal year):

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Michael Lami, CEO (Former Officer)	2010
Angela Ross, CEO (Former Officer)	2011							620,000	620,000
Wang Yi Chuan, CEO	2012
Betty Tsang, CFO	2012

Compensation Discussion and Analysis

We strive to provide our named executive officers (as defined in Item 402 of Regulation S-K) with a competitive base salary that is in line with their roles and responsibilities when compared to peer companies of comparable size in similar locations.

It is not uncommon for PRC private companies in China to have base salaries as the sole form of compensation. The base salary level is established and reviewed based on the level of responsibilities, the experience and tenure of the individual and the current and potential contributions of the individual. The base salary is compared to the list of similar positions within comparable peer companies and consideration is given to the executive’s relative experience in his or her position.  Base salaries are reviewed periodically and at the time of promotion or other changes in responsibilities.

We plan to implement a more comprehensive compensation program, which takes into account other elements of compensation, including, without limitation, short and long term compensation, cash and non-cash, and other equity-based compensation such as stock options. We expect that this compensation program will be comparable to the programs of our peer companies and aimed to retain and attract talented individuals.

We will also consider forming a compensation committee to oversee the compensation of our named executive officers. The majority of the members of the compensation committee would be independent directors.

Compensation of Directors

None.

Option Grants Table

There were no individual grants or stock options to purchase our common stock made to the executive officer named in the Executive Compensation Table through December 31, 2010.

Aggregated Option Exercises and Fiscal Year-End Option Value Table

There were no stock options exercised during the fiscal year ended December 31, 2010, by the executive officer named in the Executive Compensation Table.

Long-Term Incentive Plan (“LTIP”) Awards Table

There were no awards made to a named executive officer in the last completed fiscal year under any LTIP.

Legal Proceedings

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Other Information

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

RT Technologies, Inc.

/s/ Angela Ross

By: Angela Ross

President

Date: April 21, 2012